Exhibit (a)(2)(A)

1985 Cedar Bridge Avenue, Suite 1 Lakewood, New Jersey 08701 LightstoneREITs.com

December 31, 2025

Dear Stockholder:

Lightstone Value Plus REIT V, Inc. (the “Company,” “we,” “us,” or “our”) is offering to purchase up to 2,200,000 Shares of its common stock (the “Shares”) at a price equal to $14.08 per Share in cash (the “Offer Price”), on the terms and conditions set forth in the Offer to Purchase, the Letter of Transmittal and the Instructions to Letter of Transmittal (the “Instructions”) enclosed with this letter.  The Offer to Purchase, the Letter of Transmittal, and the Instructions constitute the “Offer.” Unless extended or withdrawn, the Offer will expire at 12:00 Midnight Eastern Time on February 13, 2026.

On November 6, 2025, the Company’s Board of Directors (the “Board”) determined and approved our estimated net asset value (“NAV”) of approximately $306.4 million and resulting NAV per Share of $16.56, both as of September 30, 2025.1 Our estimated NAV and resulting NAV per Share were based upon the estimated fair values of our assets and liabilities as of September 30, 2025 and were effective as of November 6, 2025.  The $14.08 per share Offer Price is 85% of our most recent NAV.

The Offer is designed to provide limited liquidity to holders of Shares for which there is no public trading market.  The Board has adopted the Seventh Amended and Restated Share Redemption Program (the “SRP”) pursuant to which qualifying stockholders may request redemption of their Shares subject to certain significant conditions and limitations of the program. The Company is making the Offer in order to provide additional liquidity to stockholders in excess of the volume limitations permitted under the SRP.

Consistent with Securities and Exchange Commission ( the “SEC”) no action relief under Rule 13e-4, the SRP provides that the Company will not redeem, during any calendar year, more than 5% of the number of Shares outstanding on last day of the previous calendar year (the “5% Limitation”). In addition, the cash available for redemption of Shares is set by the Board from time to time (the “Funding Limitation” and, together with the 5% Limitation, the “Redemption Limitations”).

As of December 30, 2025, there were unfulfilled requests to repurchase approximately 2,200,000 Shares under the SRP, which is approximately 12% of the Company’s outstanding Shares as of November 30, 2025 and more than the 5% Limitation permitted under the SRP.  Given the demand to sell Shares in the SRP, the Board determined to commence the Offer upon the same price as would be available under the SRP and in an amount sufficient to satisfy currently outstanding and unfulfilled redemption requests under the SRP.

While the Board of Directors has approved the Offer, the Board of Directors makes no recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

Because the Shares are not listed on a national securities exchange, and because the SRP was suspended indefinitely on December 30, 2025 and stockholders requesting redemption have been subject to proration since March 31, 2023 due to the Redemption Limitations, the Board notes that each individual stockholder should determine whether to tender based on, among other considerations, his or her liquidity needs.

You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Offer, both of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission, before making your decision with regard to the Offer.

In connection with the approval of the Offer and as required by the rules of the Securities Exchange Act of 1934, as amended, the Board of Directors suspended the SRP indefinitely effective December 30, 2025.  While the SRP is suspended, the Company will not accept any requests for redemption and any such requests and all pending requests will not be honored or retained.

Unless extended or withdrawn, the Offer will expire at 12:00 Midnight, Eastern Time on February 13, 2026. Upon expiration, payment for the shares accepted for purchase in the Offer will occur promptly in accordance with applicable law. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company’s Investor Relations department by calling (844) 808-7348. The Company will promptly furnish to stockholders additional copies of the materials at its own expense.

We appreciate your trust in the Company and the Board and thank you for your continued support.

Sincerely,

Mitchell Hochberg
Chairman and Chief Executive Officer
Lightstone Value Plus REIT V, Inc.

(1)
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values of the Company’s assets and liabilities in connection with the calculation of its NAV per Share of $16.56, see the Company’s Current Report on Form 8-K as filed with the SEC on November 10, 2025. Please note that the Company’s most recently published estimated NAV per Share of $16.56 is as of September 30, 2025 and was calculated as of a specific date. Accordingly, the value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the Company’s estimated NAV per Share of $16.56. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

Cautionary Note Regarding Forward-Looking Statements

The foregoing includes forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to (i) changes in market factors that could impact our rental rates and operating costs, (ii) financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms, (iii) changes in governmental laws and regulations, (iv) the level and volatility of interest rates and the availability of suitable acquisition opportunities. Accordingly, there is no assurance that our expectations will be realized.

Forward-looking statements in the foregoing reflect our management’s view only as of the date of this letter, and may ultimately prove to be incorrect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.